Exhibit 99.2

Annual and Special Meeting of Shareholders of SMART Technologies Inc. (the “Corporation”) held on August 8, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

The following matters were put to a vote by a show of hands at the annual and special meeting of shareholders of the Corporation on August 8, 2013:

Business			Outcome of Vote

1.	Fix number of directors.		Approved

2.	Resolution electing:

	(i)	David Martin;	Approved

	(ii)	Nancy Knowlton;	Approved

	(iii)	Salim Nathoo;	Approved

	(iv)	Neil Gaydon;	Approved

	(v)	Michael J. Mueller; and	Approved

	(vi)	Robert C. Hagerty,	Approved

as directors of the Corporation.

3.	Resolution approving the amendments to the Corporation’s existing stock option plan and approving all unallocated awards under the Corporation’s equity incentive plan as further described in the Corporation’s information circular dated June 25, 2013 (the “Circular”).		Approved

4.	Resolution amending the by-laws of the Corporation as further described in the Circular.		Approved

5.	Resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration.		Approved